EXHIBIT 99.1

Ossen Innovation Announces Second Quarter 2013 Financial Results

To Host Conference call at 9:00 am ET on September 30, 2013

SHANGHAI, September 30, 2013 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months and six months ended June 30, 2013.

“Demand for steel materials in China continued to be weak in the first half of 2013,” said Dr. Liang Tang, Chairman of Ossen Innovation. “During the first half of 2013, the Chinese government continued its prudent monetary policy and there was a temporary shortage of liquidity in the China inter-bank market in the late second quarter of 2013. Despite a challenging environment, Ossen achieved significant reductions in SG&A expenses, and coupled with raw material price declines, resulted in margin improvement and increased earnings for the second quarter and six months ended June 30, 2013. Although the domestic market environment remains challenging, with lower demand for high strength rare earth coated products, we remain optimistic about the opportunity in the second half of 2013 and 2014 to bid on other infrastructure projects and will continue to focus on increasing sales and further improvements in corporate cost controls,” concluded Dr. Tang.

Financial Summary

(in millions ex- EPS)	Q2 2013	Q2 2012	Chg.	YTD 2013	YTD 2012	Chg.
Revenue	$24.2	$31.6	-23%	$38.8	$53.9	-28%
Gross Profit	$2.9	$2.2	+30%	$4.6	$4.8	-4%
Net Income*	$0.7	$0.1	+970%	$0.8	$0.3	+130%
EPS	$0.04	$0.003	+1230%	$0.04	$0.02	+100%
Shares Outstanding	19.9	20.0	-0.3%	19.9	20.0	-0.4%

*Net income attributable to Ossen Innovation Co., Ltd.

Second Quarter 2013 Financial Results

Revenue for the three months ended June 30, 2013 was $24.2 million, down 23% from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth and zinc coated products, were approximately $21.3 million, down 7% compared to approximately $22.9 million in the second quarter of 2012 due to lower demand of coated pre-stressed steel materials because of a decrease in large scale bridge projects and increased price competition.

Gross profit increased from $2.2 million to $2.9 million, a 30% year-over-year increase. Gross margin was 12.1%, up from 7.1% in the second quarter of 2012. Gross profit and gross margin were higher as a result of lower raw material prices, partially offset by a decrease in product sales prices.

Selling expenses were reduced by 3% to $0.02 million due to lower sales commissions. General and administrative expenses were $1.0 million, down 25% compared to $1.3 million in the second quarter of 2012 due to lower R&D expenses. Operating income was approximately $1.7 million, an increase of 136% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $0.7 million in the second quarter of 2013 compared to $0.1 million in the year-ago period. Earnings per share were $0.04 versus $0.003 a year ago. The weighted average diluted shares outstanding were 19.9 million compared to 20.0 million.

Six Months Ended June 30, 2013 Financial Results

Revenue for the six months ended June 30, 2013 was $38.8 million, down 28% from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth and zinc coated products, were approximately $34.2 million, down 17% compared to approximately $41.3 million in the same period of 2012 due to lower demand of coated pre-stressed steel materials because of a decrease in large scale bridge projects and increased price competition.

Gross profit decreased from $4.8 million to $4.6 million, a 4% year-over-year decrease. Gross margin was 11.9%, up from 8.9% in the same period of 2012. Gross margin was higher as a result of lower raw material prices and due to more coated products sold as a percentage of total sales in 2013 compared to the prior year period, partially offset by a decrease in product sales prices.

Selling expenses were reduced by 16% to $0.03 million due to lower sales commissions. General and administrative expenses were $1.6 million, down 35% compared to $2.4 million in the same period of 2012 due to lower audit fees and R&D expenses. Operating income was approximately $2.8 million, an increase of 33% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $0.8 million in the six months ended June 30, 2013 compared to $0.3 million in the year-ago period. Earnings per share were $0.04 versus $0.02 a year ago. The weighted average diluted shares outstanding were 19.9 million compared to 20.0 million.

Balance Sheet and Cash Flows

Ossen had approximately $33.5 million of cash and restricted cash as of June 30, 2013 compared to $27.4 million at December 31, 2012. Total accounts receivable on June 30, 2013 increased to $49.8 million from $45.7 million on December 31, 2012. The average accounts receivable days sales outstanding were 164 days in the second quarter of 2013 compared to 145 days in the second quarter of 2012. The balance of prepayments to suppliers of raw materials was $72.8 million as of June 30, 2013, a decrease of $5.2 million compared with December 31, 2012. The decrease was mainly due to the Company receiving delivery of raw materials from several major suppliers during the first half of 2013. Accordingly, inventories increased from $9.8 million at December 31, 2012 to $15.2 million at June 30, 2013. Total working capital was $74.0 million at June 30, 2013. The balance due to related parties was $1.6 million as of June 30, 2013, and represents a payable to Shanghai Zheng Fang Xing, a supplier of the Company, for the purchases of raw materials.

The Company generated positive cash flows from operations of $12.4 million in the six months ended June 30, 2013 as compared to $15.8 million of outflows in the same period of 2012. The primary reason for the increase in cash generated in operations was an increase in accounts payable, an increase in customer deposits, and a decrease in prepayments to suppliers during the first and second quarters of 2013, which was partially offset by higher inventories and accounts receivable.

Cash flow used by financing activities was $14.9 million in the six months ended June 30, 2013 as compared to cash flow provided by financing activities of $15.4 million in the same period of 2012. The primary reason was an increase in repayment of short-term bank loans, an increase in restricted cash and a decrease in proceeds from short-term bank loans due to the Chinese government’s prudent monetary policy and a temporary shortage of liquidity in Chinese inter-bank market in June 2013.

Business Updates and Outlook

Ossen expects that China will still depend on investment to stimulate its economy. This time it will probably not be a nationwide stimulus package but will likely focus on injecting capital into developing regions like central or western China and will be mainly be for infrastructure development such as highways and railroads, which could create business opportunities for OSN. There are also signs that local governments will continue to invest in infrastructure and it appears that the Chinese central government will encourage private investment to enter infrastructure building.

For the second half of 2013, Ossen expects to bid on bridge projects in Jiangxi province and on bridge and highway projects in Guangdong province, all of which need the Company’s plain surface products. In addition, Ossen is one of three companies to enter the final bidding process for a major bridge project in Zhejiang province that will need both plain surface products and rare earth coated products.

With the focus on the developing regions by the new political administration, combined with several newly launched infrastructure projects on which Ossen plans to bid, the Company expects Q3 2013 sales will be improved compared to the first two quarters of 2013. Furthermore, the management currently anticipates Ossen’s 2014 financial results to improve significantly as compared to 2013, provided that the industry is not impeded by the problems it encountered this past year, including government regulation and lack of liquidity among lending institutions.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Second Quarter 2013 Conference Call” or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation Second Quarter 2013 Conference Call
Date:	Monday, September 30, 2013
Time:	9:00 am Eastern Time, US
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	70652577

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through October 8, 2013. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 70652577 for the replay.

This call is being webcast and can be accessed by clicking on this link:

http://www.media-server.com/m/p/235ug52a

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com Investor Relations FCC Group LLC Phone: +1-347-850-7098 Email: ir@ossencorp.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2013	2012
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,733,700	$1,996,764
Restricted cash	30,720,361	25,407,499
Notes receivable – bank acceptance notes	—	394,079
Accounts receivable, net of allowance for doubtful accounts of $1,287,695 and $1,277,091 at June 30, 2013 and December 31,2012, respectively	49,803,596	45,734,381
Inventories	15,229,054	9,807,044
Advance to suppliers	72,797,704	77,948,496
Other current assets	1,911,151	1,904,626
Notes receivable from related party – bank acceptance notes	—	1,830,208
Total Current Assets	173,195,566	165,023,097
Property, plant and equipment, net	9,195,290	9,707,587
Land use rights, net	4,357,161	4,317,669
Prepayment for plant and equipment	8,097,529	7,933,361
TOTAL ASSETS	$194,845,546	$186,981,714

	June 30,	December 31,
	2013	2012
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$46,273,076	$36,933,710
Short-term bank loans	33,467,083	50,679,026
Long term bank loans – current portion	4,530,231	4,438,386
Accounts payable	7,103,147	572,305
Customer deposits	5,198,709	384,602
Income tax payable	156,399	391,353
Other payables and accrued expenses	923,873	805,196
Due to related party	1,588,938	—
Total Current Liabilities	99,241,456	94,204,578
TOTAL LIABILITIES	99,241,456	94,204,578

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of June 30, 2013 and December 31, 2012, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	4,305,767	4,179,027
Retained earnings	38,963,205	38,311,527
Treasury stock, at cost: 98,041 shares as both of June 30, 2013 and December 31, 2012	(96,608)	(96,608)
Accumulated other comprehensive income	7,932,197	5,999,214
TOTAL SHAREHOLDERS’ EQUITY	85,276,016	82,564,615
Non-controlling interest	10,328,074	10,212,521
TOTAL EQUITY	95,604,090	92,777,136
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$194,845,546	$186,981,714

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	FOR THE THREE MONTHS ENDED JUNE 30,		FOR THE SIX MONTHS ENDED JUNE 30,
	2013	2012	2013	2012
REVENUES	$24,186,992	$31,603,237	$38,779,745	$53,890,525
COST OF GOODS SOLD	21,267,149	29,357,849	34,167,886	49,083,199
GROSS PROFIT	2,919,843	2,245,388	4,611,859	4,807,326
Operating Expenses:
Selling and distribution expenses	236,033	242,733	280,108	335,094
General and administrative expenses	956,048	1,269,156	1,558,755	2,394,647
Total Operating Expenses	1,192,081	1,511,889	1,838,863	2,729,741
INCOME FROM OPERATIONS	1,727,762	733,499	2,772,996	2,077,585
Other Income (Expenses):
Financial expenses, net	(826,713)	(838,435)	(1,730,886)	(1,771,665)
Other income, net	51,520	313,339	95,911	333,881
INCOME BEFORE INCOME TAXES	952,569	208,403	1,138,021	639,801
INCOME TAXES	(158,780)	(53,992)	(244,050)	(162,470)
NET INCOME	793,789	154,411	893,971	477,331
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	89,410	88,571	115,553	138,712
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	704,379	65,840	778,418	338,619
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain, net of tax	1,422,536	60,327	1,932,983	621,227
TOTAL OTHER COMPREHENSIVE INCOME	1,422,536	60,327	1,932,983	621,227
COMPREHENSIVE INCOME	2,216,915	126,167	2,711,401	959,846
EARNINGS PER ORDINARY SHARE Basic and diluted	$0.04	$0.003	$0.04	$0.02
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING Basic and diluted	$19,901,959	$19,957,935	$19,901,959	$19,972,688

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(Unaudited)

	Six Months Ended June 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$893,971	$477,331
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	769,649	828,846
Share-based compensation expense	—	52,658
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(4,069,215)	(1,903,041)
Inventories	(5,422,010)	2,218,040
Advance to suppliers	5,150,793	(21,400,236)
Other current assets	(6,525)	543,227
Notes receivable - bank acceptance notes	394,079	2,933,082
Notes receivable from related party - bank acceptance notes	1,830,208	—
Increase (Decrease) In:
Accounts payable	6,530,842	196,757
Customer deposits	4,814,106	(108,515)
Income tax payable	(234,954)	41,263
Other payables and accrued expenses	118,677	10,445
Due to related party	1,588,938	316,741
Net cash provided by/(used in) operating activities	12,358,559	(15,793,402)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(14,313)	(28,412)
Prepayment for plant and equipment	—	(1,584)
Net cash used in investing activities	(14,313)	(29,996)

	Six Months Ended June 30,
	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase)/Decrease in restricted cash	(5,312,862)	2,651,800
Proceeds from short-term bank loans	14,550,667	32,466,791
Repayments of short-term bank loans	(32,627,081)	(29,456,793)
Repayments of long-term bank loans	—	(158,376)
Proceeds from notes payable-bank acceptance notes	45,806,173	39,910,676
Repayment of notes payable-bank acceptance notes	(37,317,616)	(29,933,007)
Repurchase of common shares	—	(69,031)
Net cash provided by/(used in) financing activities	(14,900,719)	15,412,060

DECREASE IN CASH AND CASH EQUIVALENTS	(2,556,473)	(411,338)
Effect of exchange rate changes on cash	3,293,409	940,170
Cash and cash equivalents at beginning of period	1,996,764	1,568,261
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,733,700	$2,097,093

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$482,301	$121,240
Interest paid	$1,799,554	$1,849,501
Non-cash transactions:
Appropriation to statutory reserve	$126,740	$78,195

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(Unaudited)

	Three Months Ended June 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$793,789	$154,410
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	385,159	389,354
Share-based compensation expense	—	26,329
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(11,668,005)	210,226
Inventories	924,775	112,777
Advance to suppliers	89,361	(8,983,615)
Other current assets	(46,193)	540,995
Notes receivable - bank acceptance notes	—	(7,918,534)
Account receivable from related party	2,625,082	—
Increase (Decrease) In:
Accounts payable	6,505,020	(39,272)
Customer deposits	1,554,806	(49,671)
Income tax payable	102,953	40,070
Other payables and accrued expenses	415,697	193,564
Due to related party	1,588,938	(181,266)
Net cash used in operating activities	3,271,382	(15,504,633)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(1,642)	(24,890)
Prepayment for plant and equipment	—	(1,584)
Net cash used in investing activities	(1,642)	(26,474)

	Three Months Ended June 30,
	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase)/Decrease in restricted cash	(11,874,205)	2,302,373
Proceeds from short-term bank loans	8,501,060	22,243,204
Repayments of short-term bank loans	(20,449,255)	(14,082,532)
Proceeds from notes payable-bank acceptance notes	31,318,956	25,803,397
Repayment of notes payable-bank acceptance notes	(14,551,991)	(21,056,517)
Repurchase of common shares	—	(55,316)
Net cash provided by/(used in) financing activities	(7,055,435)	15,154,609

DECREASE IN CASH AND CASH EQUIVALENTS	(3,785,695)	(376,498)
Effect of exchange rate changes on cash	2,413,868	90,504
Cash and cash equivalents at beginning of period	4,105,527	2,383,087
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,733,700	$2,097,093

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$93,121	$13,926
Interest paid	$899,581	$911,872
Non-cash transactions:
Appropriation to statutory reserve	$81,034	$21,738